Prospectus Supplement (to Prospectus dated October 11, 2000)

            On May 22, 2001, Highwood Partners, L.P. and Elliott International, L.P. each agreed to sell 1,290,000 shares of our common stock offered by the prospectus to various purchasers. Raymond James & Associates, Inc. acted as sales agent in connection with these transactions. We will not receive any proceeds from the sale of common stock by the selling stockholders.

            The date of this supplement is May 22, 2001.